Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center on Charter’s website.

Website News

CHARTER SAYS IT WOULD KEEP TWC NEWS AS PART OF CABLE DEAL
Originally appeared in Times Union
July 6, 2015
By Larry Rulison

Charter Communications of Stamford, Conn. has officially filed its application with the state Public Service Commission for its acquisition of Time Warner Cable, which has 2.2 million customers in New York.
The company says that it will keep Time Warner Cable’s local news channels, such as TWC News.
The application appears to be similar to one filed with the Federal Communications Commission, promising higher minimum broadband Internet speeds than Time Warner Cable customers are used to, as well as the promise of bringing more jobs to the state.

The deal must be approved by the FCC, the New York PSC and other regulatory agencies.

Charter has promised to charge less than its competitors for services.

Click here for more. [http://blog.timesunion.com/business/charter-files-application-with-ny-regulators-for-twc-merger/67583/]

Posted on July 7, 2015 in News

CHARTER PROMISES FASTER, CHEAPER INTERNET TO MORE PEOPLE IN TWC DEAL
Originally appeared in Times Union
July 6, 2015
By Larry Rulison

Charter Communications says its $55 billion deal to acquire Time Warner Cable will mean faster Internet service at cheaper prices to more upstate households than ever before.

That's just one of the promises that Stamford, Conn.-based Charter makes in a filing made with the state Public Service Commission just before the Fourth of July holiday weekend kicked off.

Other Charter promises include better customer service and technology and new job creation - as well as keeping TWC News, Time Warner Cable's 24-hour news operation, which has a large studio and newsroom in Albany.

"It really is the best of all," Charter spokesman Justin Venech told the Times Union.

The PSC filing, which mirrors merger documents filed with the Federal Communications Commission last month, appears to be an attempt by Charter to highlight how its proposal will be better for New Yorkers than a previous attempt by Comcast to purchase New York City-based Time Warner Cable for $45 billion.

Comcast scrapped that deal back in April after federal regulators indicated they had serious antitrust concerns, especially how it would affect competition for broadband Internet services, which have become a lifeblood utility service for most American households and businesses.

Charter, which today only serves a few rural pockets of upstate New York, says that Time Warner Cable customers will see their basic Internet speed jump from 15 megabits per second to 60Mbps, for a lower price.

And the company is promising a massive expansion of the broadband Internet network of the combined companies, extending its reach into rural areas that until now have had little or no choice for high-speed Internet and cable TV.

Charter also has promised not to place limits on data usage for its Internet customers, and it would keep the best products that Time Warner Cable already offers, such as 300Mbps Internet speeds, which Time Warner Cable has been rolling out in certain markets.

"We're certainly not going to take that away," Venech said.

Charter has sought from the start to distance its proposal from Comcast's plan, which appeared to be on thin ice with regulators and consumer advocacy groups almost from the very beginning.

Charter recently published a four-page fact sheet about why the merger is "better for New York," although it doesn't specifically mention Comcast.

"Charter will bring a better experience and service to 17 million customers around the country, including more than 3.2 million customers in New York, by providing the latest cloud-based technology, faster download speeds, no extra charges for heavy Internet usage, and no modem fees," the fact sheet states.

Charter also notes that it will have 11,166 employees in New York state if the merger is approved, and it is promising to add more by bringing back jobs that Time Warner Cable had previously shipped overseas. In its dealings with the PSC, Comcast would not commit to keeping Time Warner Cable jobs in New York.

"Charter will also return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations, including in New York," the fact sheet said.

It is unclear how long the PSC will take to review the Charter plan, although the commission has 120 days to conclude the review without an extension agreed to by the companies.

"The proposed merger of Charter and Time Warner Cable will face a rigorous review process in New York," PSC spokesman James Denn told the Times Union.

"Given the critical importance of allowing public input in the review process, in addition to its own investigation and analysis, the commission will consider holding regional forums and public hearings to solicit public input on the proposed transaction."

Charter's submission to the PSC came the same day that the city of Albany issued a request for proposals for a study of the city's broadband Internet infrastructure and how it could be expanded, potentially through partnerships with cable companies or using government grants.

Click for more. [http://www.timesunion.com/news/article/Charter-promises-faster-cheaper-Internet-to-more-6369536.php]

Posted on July 7, 2015 in News

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form

10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.